Exhibit 99.1

PSMA DEVELOPMENT COMPANY LLC

(a development stage enterprise)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management Committee and Members of

PSMA Development Company LLC (a development stage enterprise):

In our opinion, the accompanying balance sheets and the related statements of operations, of Members’ (deficit) equity and of cash flows present fairly, in all material respects, the financial position of PSMA Development Company LLC (the “Company”) (a development stage enterprise) at December 31, 2004 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, and, cumulatively, for the period from June 15, 1999 (date of inception) to December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and does not have a work plan or budget for 2006, all of which raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ PricewaterhouseCoopers LLP

New York, New York

March 15, 2006

PSMA Development Company LLC

(a development stage enterprise)

Balance Sheets

(amounts in thousands, unless otherwise noted)

	December 31,
	2004	2005
ASSETS
Current assets:
Cash	$—	$873
Accounts receivable from Progenics Pharmaceuticals, Inc., a related party	—	194
Other current assets	12	9

	$12	$1,076

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$629	$332
Accounts payable to Progenics Pharmaceuticals, Inc., a related party	189	—
Accounts payable to Cytogen Corporation, a related party	4	3

Total liabilities	822	335

Capital contributions	23,298	31,198
Deficit accumulated during the development stage	(24,108)	(30,457)

Total members’ (deficit) equity	(810)	741
Total liabilities and members’ (deficit) equity	$12	$1,076

The accompanying notes are an integral part of the financial statements.

PSMA Development Company LLC

(a development stage enterprise)

Statements of Operations

(amounts in thousands, unless otherwise noted)

	Year Ended December 31, 2003	Year Ended December 31, 2004	Year Ended December 31, 2005	Cumulative from June 15, 1999 (Inception) to December 31, 2005
Revenue:
Interest income	$5	$7	$9	$250
Expenses:
Research and development	6,247	4,612	4,123	22,616
General and administrative	362	637	135	2,239
License fees	300	550	2,100	5,649
Interest	—	—	—	203

Total expenses	6,909	5,799	6,358	30,707

Net loss	$(6,904)	$(5,792)	$(6,349)	$(30,457)

The accompanying notes are an integral part of the financial statements.

PSMA Development Company LLC

(a development stage enterprise)

Statements of Members’ (Deficit) Equity and Comprehensive Loss

For the period from June 15, 1999 (Inception) to December 31, 2005,

including the period from June 15, 1999 (Inception) to December 31, 1999,

and the years ended December 31, 2000, 2001, 2002, 2003, 2004 and 2005

(amounts in thousands, unless otherwise noted)

	Capital Contributions	Contribution Receivable	Accumulated Deficit	Total	Comprehensive Loss
Capital contributions	$2,220			$2,220
Contribution receivable, Progenics Pharmaceuticals, Inc. license fee		$(797)		(797)
Amortization of discount on capital contribution		(73)		(73)
Net loss for the period from June 15, 1999 (inception) to December 31, 1999			$(2,074)	(2,074)	$(2,074)

Balance at December 31, 1999	2,220	(870)	(2,074)	(724)
Capital contributions	902			902
Amortization of discount on capital contribution		(87)		(87)
Contribution receivable, Progenics Pharmaceuticals, Inc. license fee		500		500
Net loss for the year ended December 31, 2000			(989)	(989)	(989)

Balance at December 31, 2000	3,122	(457)	(3,063)	(398)
Amortization of discount on capital contribution		(43)		(43)
Capital contributions	3,676	500		4,176
Contribution receivable, Progenics Pharmaceuticals, Inc. license fee		(500)		(500)
Net loss for the year ended December 31, 2001			(2,576)	(2,576)	(2,576)

Balance at December 31, 2001	6,798	(500)	(5,639)	659
Capital contributions	4,600			4,600
Contribution receivable, Progenics Pharmaceuticals, Inc. license fee		500		500
Net loss for the year ended December 31, 2002			(5,773)	(5,773)	(5,773)

Balance at December 31, 2002	11,398	—	(11,412)	(14)
Capital contributions	8,000			8,000
Net loss for the year ended December 31, 2003			(6,904)	(6,904)	(6,904)

Balance at December 31, 2003	19,398	—	(18,316)	1,082
Capital contributions	3,900			3,900
Net loss for the year ended December 31, 2004			(5,792)	(5,792)	(5,792)

Balance at December 31, 2004	23,298	—	(24,108)	(810)
Capital contributions	7,900			7,900
Net loss for the year ended December 31, 2005			(6,349)	(6,349)	(6,349)

Balance at December 31, 2005	$31,198	$—	$(30,457)	$741

The accompanying notes are an integral part of the financial statements.

PSMA Development Company LLC

(a development stage enterprise)

Statements of Cash Flows

(amounts in thousands, unless otherwise noted)

	Year Ended December 31, 2003	Year Ended December 31, 2004	Year Ended December 31, 2005	Cumulative from June 15, 1999 (Inception) to December 31, 2005
Cash flows from operating activities:
Net loss	$(6,904)	$(5,792)	$(6,349)	$(30,457)
Amortization of discount on capital contribution	—	—		(203)
Adjustment to reconcile net loss to net cash used in operating activities:
(Increase) decrease in accounts receivable from Progenics Pharmaceuticals, Inc., a related party	(108)	108	(194)	(194)
(Increase) decrease in other current assets	—	(12)	3	(9)
Increase (decrease) in accounts payable and accrued expenses	199	430	(297)	332
(Decrease) increase in accounts payable to Progenics Pharmaceuticals, Inc., a related party	(304)	189	(189)
Increase (decrease) in accounts payable to Cytogen Corporation, a related party	—	4	(1)	3

Net cash used in operating activities	(7,117)	(5,073)	(7,027)	(30,528)

Cash flows from financing activities:
Capital contributions	8,000	3,900	7,900	31,401

Net cash provided by financing activities	8,000	3,900	7,900	31,401

Increase (decrease) in cash and cash equivalents	883	(1,173)	873	873
Cash and cash equivalents at beginning of period	290	1,173	—	—

Cash and cash equivalents at end of period	$1,173	$—	$873	$873

The accompanying notes are an integral part of the financial statements.

PSMA Development Company LLC

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS

(amounts in thousands, unless otherwise noted)

1.	Organization and Business

Overview

PSMA Development Company LLC (the “JV”) was formed on June 15, 1999 as a joint venture between Progenics Pharmaceuticals, Inc. (“Progenics”) and Cytogen Corporation (“Cytogen”) (each a “Member” and, collectively, the “Members”) for the purposes of conducting research, development, manufacturing and marketing of products related to prostate-specific membrane antigen (“PSMA”). At December 31, 2005, each Member had equal ownership representation on the JV’s management committee and equal voting rights and rights to profits and losses of the JV. In connection with the formation of the JV, the Members entered into a series of agreements, including an LLC Agreement and a Licensing Agreement (collectively, the “Agreements”), which generally define the rights and obligations of each Member, including, but not limited to, the obligations of the Members with respect to capital contributions and funding of research and development of the JV for each coming year (see Note 3). The Members had entered into a Services Agreement providing for the provision of research and development services (as amended and extended, the “Services Agreement”). The Services Agreement expired effective January 31, 2004, and the Members have not yet agreed upon the terms of a replacement services agreement, if any. Through December 31, 2005, the Members performed research and development in accordance with an approved 2005 budget and work plan.

Going Concern Uncertainty

The financial statements of the JV have been presented on the basis of a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. However, the JV may not be able to continue its operations because it has experienced significant operating losses, which it expects will continue, and has insufficient sources for funding its operations. The JV is dependent on funding from the Members to conduct its operations. At December 31, 2005, the JV had working capital of $741. The Members have not made any capital contributions in 2006. The JV has no committed sources of capital.

The JV will require significant additional funding in the near term in order for it to remain a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should the JV be unable to continue as a going concern.

Funding of the JV by the Members is based upon an annual budget and related work plan that are approved by the Members. As of December 31, 2005, the Members had not approved a 2006 budget or work plan because they had not yet reached agreement with respect to a number of matters relating to the JV. In the absence of an agreement by the Members, funding from the Members could be reduced or eliminated and the JV’s research and development programs, as well as all other operations, could be halted. However, the Members are required to fulfill future obligations under contractual commitments as of December 31, 2005.

The JV has no independent plans for addressing the potential lack of funding should the Members fail to reach agreement. The agreements governing the JV stipulate certain buy-sell and arbitration mechanisms in the event of a deadlock by the Members regarding budget or other matters. The implementation of these provisions could result in a resumption of funding of the JV, an indefinite suspension of the JV’s operations or the dissolution of the JV. The Members may seek third-party funding through the sale of ownership interests in the JV or the establishment of collaborative arrangements with third parties pursuant to which rights in one or more of the JV’s research and development programs are assigned or licensed to the collaborative partner. There can be no assurance that adequate additional financing will be available to the JV in the future on terms that are acceptable, or at all.

PSMA Development Company LLC

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS – (Continued)

(amounts in thousands, unless otherwise noted)

2.	Summary of Significant Accounting Policies

Cash and Cash Equivalents

The JV considers all highly liquid investments which have maturities of three months or less when acquired to be cash equivalents. The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value. At December 31, 2004, the JV had a cash deficit of $63 which is reflected in accounts payable. At December 31, 2005, cash of $873 consisted of a checking account and a single interest bearing money market account at a commercial bank.

Revenue Recognition

Interest income from the investment of excess cash balances is recognized as earned. Interest income from amortization of the discount on the payments to Cytogen (see Note 3) was recognized ratably over the term of the financial instrument.

Research and Development

Research and development costs are expensed as incurred.

Concentrations of Credit Risk

Financial instruments which potentially subject the JV to concentration of credit risk consist of cash and receivables from Members.

Risks and Uncertainties

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Taxes

The JV’s financial statements do not include a provision (credit) for income taxes. Income taxes, if any, are the liability of the individual Members.

3.	Joint Venture Agreements

In connection with the formation of the JV, the Members entered into a series of agreements, including an LLC Agreement, a Licensing Agreement and a Services Agreement.

Under the terms of the LLC Agreement, Progenics was required to pay to the JV $2.0 million in supplemental capital contributions at certain defined dates or upon the achievement of defined milestones by the JV. In accordance with the Agreements, Progenics’ $2.0 million supplemental capital contribution was used by the JV to pay a $2.0 million non-refundable licensing fee to Cytogen (the “Cytogen Payment”). The payment terms of the Cytogen Payment were identical to the payment terms of Progenics’ required supplemental capital contribution. Since it was probable that Progenics would be required to fund the $2.0 million supplemental capital contribution and that the JV would be required to pay the licensing fee to Cytogen, the JV, upon execution of the Agreements, recognized a receivable and payable from Progenics and Cytogen, respectively, for $1,797. Such amount represented the present value of the supplemental capital contribution and the Cytogen Payment discounted at 10%. The discount on those payments was amortized ratably over the respective payment term as interest income and interest expense. During the period from June 15, 1999 (inception) to December 31, 1999 and the years ended December 31, 2000 and 2002, the JV received $1.0 million, $500 and $500, respectively, from Progenics which was, in turn, paid to Cytogen during those same periods. In addition, $73, $87 and $43 of discount was amortized during the period from June 15, 1999 (inception) to December 31, 1999 and the years ended December 31, 2000 and 2001, respectively.

PSMA Development Company LLC

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS – (Continued)

(amounts in thousands, unless otherwise noted)

During the years ended December 31, 2002, and 2003, and through January 31, 2004, research and development expenses were paid to the Members for their services pursuant to a Services Agreement. Payments to Members during 2004 and 2005 were made pursuant to approved 2004 and 2005 budgets and work plans. During the years ended December 31, 2003, 2004 and 2005, research and development expenses paid to Progenics for services under the Services Agreement or otherwise were approximately $3.5 million, $2.8 million and $2.2 million, respectively. During the years ended December 31, 2003, 2004 and 2005, research and development expenses paid to Cytogen for services under the Services Agreement or otherwise were approximately $214, $94 and $101, respectively. Progenics was required to fund the initial cost of the research and development up to $3.0 million. As of December 31, 2001, Progenics had achieved the $3.0 million in funding for such research and development costs. Accordingly, each Member then made capital contributions of $4.0 million, $2.0 million and $3.95 million in the years ended December 31, 2003, 2004 and 2005, respectively, to fund research and development costs and will share such future costs equally.

All inventions made by the Members in connection with their services are assigned to the JV for its use and benefit.

The LLC Agreement and the Licensing Agreement terminate upon the last to expire of the patents granted by the Members to the JV, upon breach by a Member which is not cured within 60 days of written notice or upon the dissolution of the JV in accordance with the LLC Agreement.

The level of commitment by the Members to fund the JV is based upon an annual budget that is approved by the Members. The budget is intended to be sufficient to fund research and development projects for the then-current year. The JV has no independent source of funding and no material capital resources. The Members have not approved a 2006 budget or work plan because they have not yet reached agreement with respect to a number of matters relating to the JV. In the event that an annual budget is not approved beyond 2005, the Members are required to fund any wind-up obligations of the JV in accordance with the LLC Agreement.

4.	Collaboration Agreements

i. Abgenix

In February 2001, the JV entered into a worldwide exclusive licensing agreement with Abgenix to use Abgenix’ XenoMouse™ technology for generating fully human antibodies to the JV’s proprietary PSMA antigen. In consideration for the license, the JV paid a nonrefundable, non-creditable license fee and is obligated to make additional payments upon the occurrence of defined milestones associated with the development and commercialization program for products incorporating an antibody generated utilizing the XenoMouse technology. This agreement may be terminated, after an opportunity to cure, by Abgenix for cause upon 30 days prior written notice. The JV has the right to terminate this agreement upon 30 days prior written notice. If not terminated early, this agreement continues until the later of the expiration of the XenoMouse technology patents that may result from pending patent applications or seven years from the first commercial sale of the products.

ii. AlphaVax Human Vaccines

In September 2001, the JV entered into a worldwide exclusive license agreement with AlphaVax Human Vaccines to use the AlphaVax Replicon Vector system to create a therapeutic prostate cancer vaccine incorporating the JV’s proprietary PSMA antigen. In consideration for the license, the JV paid a nonrefundable, noncreditable license fee and is obligated to make additional payments upon the occurrence of certain defined milestones associated with the development and commercialization program for products incorporating AlphaVax’ system. This agreement may be terminated, after an opportunity to cure, by AlphaVax under specified circumstances that include the JV’s failure to achieve milestones; however, the consent of AlphaVax to revisions to the due dates for the milestones shall not be unreasonably withheld. The JV has the right to terminate the agreement upon 30 days prior written notice. If not terminated early, this agreement continues until the later of the expiration of the patents relating to AlphaVax’ system or seven years from the first commercial sale of the products developed using AlphaVax’ system. The last of the presently issued patents expire in 2015; however, patent applications filed in the

PSMA Development Company LLC

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS – (Continued)

(amounts in thousands, unless otherwise noted)

U.S. and internationally that the JV has also licensed and patent term extensions may extend the period of the JV’s license rights, when and if such patent applications are allowed and issued or patent term extensions are granted.

iii. Seattle Genetics, Inc.

In June 2005, the JV entered into a collaboration agreement (the “SGI Agreement”) with Seattle Genetics, Inc. (“SGI”). Under the SGI Agreement, SGI provided an exclusive worldwide license to its proprietary antibody-drug conjugate technology (the “ADC Technology”) to the JV. Under the license, the JV has the right to use the ADC Technology to link cell-killing drugs to the JV’s monoclonal antibodies that target prostate-specific membrane antigen. During the initial research term of the SGI Agreement, SGI also is required to provide technical information to the JV related to implementation of the licensed technology, which period may be extended for an additional period upon payment of an additional fee. The JV may replace prostate-specific membrane antigen with another antigen, subject to certain restrictions, upon payment of an antigen replacement fee. The ADC Technology is based, in part, on technology licensed by SGI from third parties (the “Licensors”). The JV is responsible for research, product development, manufacturing and commercialization of all products under the SGI Agreement. The JV may sublicense the ADC Technology to a third-party to manufacture the ADC’s for both research and commercial use. The JV made a $2.0 million technology access payment to SGI upon execution of the SGI Agreement and will make additional maintenance payments during the term of the SGI Agreement. In addition, the JV will make payments, aggregating $15.0 million, upon the achievement of certain defined milestones and will pay royalties to SGI and its Licensors, as applicable, on a percentage of net sales, as defined. In the event that SGI provides materials or services to the JV under the SGI Agreement, SGI will receive supply and/or labor cost payments from the JV at agreed-upon rates. The ability of the JV to comply with the terms of the SGI Agreement will depend on agreement by the Members regarding work plans and budgets of the JV in future years.

The JV’s monoclonal antibody project is currently in the pre-clinical phase of research and development. All costs incurred by the JV under the SGI Agreement during the research and development phase of the project will be expensed in the period incurred. The SGI Agreement terminates at the later of (a) the tenth anniversary of the first commercial sale of each licensed product in each country or (b) the latest date of expiration of patents underlying the licensed products. The JV may terminate the SGI Agreement upon advance written notice to SGI. SGI may terminate the SGI Agreement if the JV breaches an SGI in-license that is not cured within a specified time period after written notice. In addition, either party may terminate the SGI Agreement upon breach by the other party that is not cured within a specified time period after written notice or in the event of bankruptcy of the other party.

In connection with all of the agreements discussed above, the JV has recognized contractual payments, including license fees, which are included in research and development expenses, totaling approximately $300, $550 and $2,100 for the years ended December 31, 2003, 2004 and 2005, respectively. In addition, as of December 31, 2005, remaining payments in the event of achievement of milestones and defined objectives with respect to the above agreements total approximately $26.5 million. Future annual minimum royalties under the agreements described in (i) through (iii) above are not significant. Upon termination of these agreements, only financial obligations maturing and accruing prior to such termination are due and payable.